PRIMERO MINING CORP.

 FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Primero Mining Corp.
20 Queen Street West, Suite 2301
Toronto, ON M5H 3R3

Item 2                     Date of Material Change

December 16, 2013

Item 3                     News Release

A joint press release was issued by Primero Mining Corp. (“Primero”) and Brigus Gold Corp. (“Brigus”) on December 16, 2013, through the facilities of Marketwire and filed on SEDAR on December 16, 2013.

Item 4                     Summary of Material Change

On December 16, 2013, Primero and Brigus announced that they had entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Primero will acquire all of the outstanding shares of Brigus by way of a plan of arrangement (the “Plan of Arrangement”). Under the Plan of Arrangement, shareholders of Brigus will receive 0.175 of a common share of Primero, $0.000001 in cash, and 0.1 of a common share of 8724385 Canada Limited (“SpinCo”), which will own certain exploration assets of Brigus, for each common share of Brigus (the “Arrangement”).

Item 5                     Full Description of Material Change

On December 16, 2013, Primero and Brigus announced that they had entered into the Arrangement Agreement pursuant to which Primero will acquire all of the outstanding shares of Brigus by way of a Plan of Arrangement. Under the Plan of Arrangement, shareholders of Brigus will receive 0.175 of a common share of Primero (the “Exchange Ratio”), $0.000001 in cash, and 0.1 of a common share of SpinCo, which will own certain exploration assets of Brigus, for each common share of Brigus. All outstanding options to purchase Brigus common shares will be exchanged for options to purchase Primero common shares based upon the Exchange Ratio. Following completion of the Arrangement, each outstanding warrant to purchase a Brigus common share will be exercisable to purchase 0.175 of a Primero common share and 0.1 of a SpinCo common share.

SpinCo will hold Brigus’ existing exploration interests in the Goldfields project in Saskatchewan and the Ixhuatán and Huizopa projects in Mexico and will be capitalized at closing with approximately C$10 million in cash from Primero. Upon the closing of the Arrangement, Brigus shareholders will hold an aggregate 90.1% interest in SpinCo, and Primero will hold the remaining 9.9% interest.

The Arrangement will be completed pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act and will require approval by at least 66 2/3% of the votes cast by the shareholders of Brigus at a special meeting. The issuance of Primero common shares in connection with the Arrangement will require the approval of a majority of the shareholders of Primero voting at a special meeting. Goldcorp Inc., which holds approximately 27% of the outstanding Primero common shares, has agreed to vote in favour of the Arrangement at the Primero special meeting. All of the directors and senior officers of Primero and Brigus have also entered into voting and support agreements pursuant to which they have agreed to vote in favour of the Arrangement. It is anticipated that the Brigus and Primero shareholder meetings will be held in February 2014. Full details of the Arrangement will be included in management information circulars to be mailed to the respective shareholders of Primero and Brigus as soon as practicable.

In addition to shareholder and court approvals, the Arrangement will be subject to applicable regulatory approvals and the satisfaction of certain other customary conditions. The Arrangement Agreement includes customary provisions, including mutual covenants not to solicit other acquisition proposals, mutual rights to match any superior proposal and reciprocal termination fees payable in certain circumstances.

The boards of directors of Primero and Brigus have each determined that the Arrangement is in the best interest of their respective company and fair to their respective shareholders, having taken into account advice of their financial advisors, and have unanimously approved the execution of the Arrangement Agreement. Each of the Brigus and the Primero boards of directors will recommend that their respective shareholders vote in favour of the Arrangement. Scotiabank has provided an opinion to the board of directors of Primero that the consideration to be paid by Primero in connection with the Arrangement is fair, from a financial point of view, to Primero. Brigus formed a special committee of independent directors to consider the Arrangement. Cormark Securities Inc. has provided an opinion to the board of directors of Brigus that the consideration to be received by Brigus shareholders in connection with the Arrangement is fair, from a financial point of view to Brigus shareholders.

A change of control offer will be made for Brigus’ outstanding 6.5% convertible senior unsecured debentures (the “Debentures”) in accordance with their trust indenture dated March 23, 2011. During the 30 day period following the effective date of the Arrangement, Debenture holders will receive notice (the “Debenture Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

A change of control offer will be made for Brigus’ outstanding senior secured term notes (the “Notes”) in accordance with their senior secured facility agreement dated October 29, 2012. During the 10 day period following the effective date of the Arrangement, Note holders will receive notice (the “Note Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Notes at 105% of the principal amount plus accrued and unpaid interested on the date that is 20 days following delivery of the Note Change of Control Notice.

The foregoing description of the Arrangement does not purport to be complete, and is qualified in its entirety by reference to the copy of the Arrangement Agreement, which will be available on SEDAR at www.sedar.com.

Item 6                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

Further information regarding the matters described in this report may be obtained from Tamara Brown, Vice-President, Investor Relations of Primero, who is knowledgeable about the details of this material change and may be contacted at (416) 814-3168 or tbrown@primeromining.com.

Item 9                     Date of Report

December 23, 2013.